QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.
(Name of Subject Company)

iBASIS, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)    Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is iBasis, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 20 Second Avenue, Burlington, MA 01803, and its telephone number is (781) 505-7500.

        (b)    Securities.

        The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.001 per share (shares of the Company's common stock are referred to as the "Shares"). As of July 24, 2009, there were 71,228,328 Shares outstanding, an additional 5,424,736 Shares issuable upon exercise of outstanding stock options granted pursuant to the Company's equity compensation plans and an additional 432,498 Shares issuable upon exercise of outstanding warrants.

Item 2.    Identity and Background of Filing Person.

        (a)    Name, Business Address and Business Telephone Number of Filing Person.

        The Company is the person filing this Statement. The Company's name, business address and business telephone number are set forth in Item 1(a) above.

        (b)    Tender Offer.

        This Statement relates to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands ("Purchaser"), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands ("KPN"), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own for $1.55 per Share net to the seller in cash, without interest and less required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the "Offer to Purchase") and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO (together with exhibits, as amended, the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on July 28, 2009.

        Purchaser has stated that the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by Purchaser, KPN or any of their respective affiliates (including Celtic ICS Inc., a Delaware corporation ("Merger Sub")) or any director or officer of Purchaser, KPN, Merger Sub or the Company (the "Majority-of-the-Minority Condition") and (ii) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Purchaser, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer (the "90% Condition"). The Offer is also subject to a number of other conditions set forth in the Offer to Purchase. The terms of the Offer provide that the Majority-of-the-Minority Condition is non-waivable by Purchaser. However, Purchaser expressly reserves the right, to the extent permitted by applicable law, to waive or amend any other term or condition of the Offer, including the 90% Condition, in its sole discretion.

        Purchaser has stated that the purpose of the Offer is to acquire as many of the Shares as possible that are not already owned by it as a first step in acquiring the entire equity interest in the Company. As of July 28, 2009, Purchaser owned approximately 56.3% of the outstanding Shares. According to

KPN, if Purchaser owns at least 90% of the Shares following the consummation of the Offer, Purchaser intends, as soon as reasonably practicable following consummation of the Offer, to contribute all of its Shares (and any required cash) to Purchaser's wholly owned subsidiary, Merger Sub, and cause Merger Sub and the Company to consummate, unless it is not lawful to do so, a "short-form" merger under Delaware law in which the Company would be the surviving corporation (the "Merger") and all Shares held by stockholders other than Merger Sub would be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding tax (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law). Purchaser has stated that if, upon final expiration of the Offer, the 90% Condition has not been met, it will, in its sole discretion, either elect not to consummate the Offer or, if the Majority-of-the-Minority Condition has been met, waive the 90% Condition and acquire the tendered Shares.

        According to the Schedule TO, the business address and telephone number of KPN, Purchaser and Merger Sub are Maanplein 55, 2516 CK, The Hague, The Netherlands, phone: +31 70-3434343.

        The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning KPN, Purchaser, Merger Sub, their affiliates, officers or directors or any failure by KPN, Purchaser or Merger Sub to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors, or affiliates, or (ii) Purchaser or its executive officers, directors, or affiliates. The Company's executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

        (a)    Interlocking Directors and Officers

        In considering the position with respect to the Offer of the special committee of the Board of Directors appointed to review and evaluate the Offer, as described below (the "Special Committee"), stockholders of the Company should be aware that certain officers and directors of the Company have interests in connection with the Offer that may present them with certain actual or potential conflicts of interest. Currently, two of the seven directors of the Company, Eelco Blok and Joost Farwerck, have been nominated by Purchaser to sit on the Company's Board of Directors. Eelco Blok is an executive officer of KPN. Joost Farwerck is an officer of Purchaser. Neither of these individuals serves on the Special Committee. In addition, Edwin van Ierland, prior to becoming an executive officer of the Company in connection with the consummation of the transactions contemplated by the Purchase and Sale Agreement (described below), was employed by KPN between 1998 and 2007, most recently as General Manager of KPN Global Carrier Services.

        (b)    Cash Consideration Payable Pursuant to the Offer

        If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of June 30, 2009, the Company's directors and executive officers owned in the aggregate 2,466,410 Shares (excluding options to purchase Shares, which are discussed below in Item 3(c)). If the directors and executive officers were to tender all Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser at the Offer Price, the directors and executive officers would receive an aggregate of approximately $3,822,936 in cash.

        As discussed in Item 4(b), to the knowledge of the Company, none of the Company's directors or executive officers who currently owns Shares currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

        (c)    Agreements and Arrangements with Directors and Executive Officers.

  Equity Incentive Awards—Options

        As of June 30, 2009, the Company's directors and executive officers held vested and exercisable options to purchase 1,228,085 Shares, 192,822 of which had an exercise price equal to or below the Offer Price and 1,035,263 of which had an exercise price above the Offer Price. The vested options with an exercise price below the Offer Price had exercise prices ranging from $0.92 to $1.50.

        In addition, as of June 30, 2009, the Company's directors and executive officers held unvested options to purchase 977,043 Shares, 571,879 of which had an exercise price equal to or below the Offer Price and 405,164 of which had an exercise price above the Offer Price. The unvested options with an exercise price below the Offer Price had exercise prices ranging from $0.92 to $1.50.

        If Purchaser effects the Merger, all outstanding options issued under the Company's Amended and Restated 1997 Stock Incentive Plan will accelerate to the extent not assumed by KPN or Purchaser or will be replaced by comparable options to purchase shares of capital stock of KPN or Purchaser. The Company's Board of Directors has the discretion to provide for the automatic acceleration of any or all of such options so assumed or replaced. In addition, the Company may, with the consent of the option holder, cancel all or any portion of any option by making a cash or stock payment to the option holder equal to the amount by which the fair market value of the Shares exceeds the exercise price of the options. Under the Company's 2007 Stock Plan (the "2007 Plan"), upon any merger of the Company with KPN or Purchaser, including the Merger, the Board of Directors or the board of directors of the entity assuming the obligations of the Company under the 2007 Plan must select one of three approaches available under the 2007 Plan: (i) equitably substitute KPN or Purchaser securities for the Shares for which the options are exercisable, (ii) provide that all unvested options will accelerate and give option holders the opportunity to exercise their options immediately prior to the Merger and receive the Offer Price, or (iii) terminate such options in exchange for a cash payment equal to the amount by which the Offer Price exceeds the exercise price of the options. Purchaser has stated that it currently anticipates that all options that remain outstanding at the time of the second-step merger contemplated by the Offer will be terminated in exchange for a cash payment for each option in an amount equal to the excess (if any) of the Offer Price over the exercise price of such option, to the extent consistent with the stock option plan applicable to such option. Purchaser has also stated that holders of such options would be eligible for such cash payment, if applicable, regardless of whether such options are otherwise vested or unvested.

        The directors and executive officers of the Company are eligible to receive additional grants under the 2007 Plan, as determined by the Compensation Committee of the Board of Directors. The grants that can be made under the 2007 Plan include stock grants, stock options, and other stock-based awards. However, other than the option grants previously described, as of June 30, 2009, none of the directors or executive officers of the Company hold any other form of compensatory stock awards, such as stock grants or other stock-based awards.

        The following chart summarizes the outstanding options for each of the Company's executive officers and directors and the value of each option, as of June 30, 2009, based on a per share Offer Price of $1.55. The value of outstanding options, whether vested or unvested, is the number of such vested or unvested options, as applicable, multiplied by the amount by which the Offer Price exceeds the exercise price of such options. For purposes of computing value, options with an exercise price exceeding the Offer Price are deemed not to have value and are not reflected in the chart, but those options are included in the footnotes following the chart.

	Total Unvested Options	Value of Outstanding Unvested Options	Total Vested Options	Value of Outstanding Vested Options
Ofer Gneezy(1)	131,251	$82,688	32,733	$6,689
Gordon J. VanderBrug, Ph.D.(2)	93,751	$59,063	30,233	$5,114
Eelco Blok	—	$—	—	$—
Charles N. Corfield(3)	28,125	$17,719	1,875	$1,181
Robert H. Brumley(4)	28,125	$17,719	1,875	$1,181
Joost Farwerck	—	$—	—	$—
W. Frank King, Ph.D.(5)	28,125	$17,719	25,860	$2,359
Paul H. Floyd(6)	65,626	$41,344	33,156	$4,169
Mark S. Flynn(7)	65,625	$41,344	4,375	$2,756
Richard G. Tennant(8)	65,626	$41,344	58,340	$5,405
Edwin van Ierland(9)	65,625	$41,344	4,375	$2,756

(1)
In addition, Mr. Gneezy holds 254,315 options where the exercise prices exceed the Offer Price and range from $1.83 to $30.96, of which 171,815 are vested and 82,500 are unvested.

(2)
In addition, Dr. VanderBrug holds 229,517 options where the exercise prices exceed the Offer Price and range from $1.83 to $28.14, of which 160,767 are vested and 68,750 are unvested.

(3)
In addition, Mr. Corfield holds 99,556 options where the exercise prices exceed the Offer Price and range from $4.51 to $10.42, of which 78,931 are vested and 20,625 are unvested.

(4)
In addition, Mr. Brumley holds 118,744 options where the exercise prices exceed the Offer Price and range from $4.51 to $6.88, of which 98,119 are vested and 20,625 are unvested.

(5)
In addition, Dr. King holds 157,120 options where the exercise prices exceed the Offer Price and range from $1.83 to $6.88, of which 136,495 are vested and 20,625 are unvested.

(6)
In addition, Mr. Floyd holds 245,090 options where the exercise prices exceed the Offer Price and range from $1.83 to $4.90, of which 192,467 are vested and 52,623 are unvested.

(7)
In addition, Mr. Flynn holds 96,954 options where the exercise prices exceed the Offer Price and range from $4.51 to $6.78, of which 48,286 are vested and 48,668 are unvested.

(8)
In addition, Mr. Tennant holds 179,131 options where the exercise prices exceed the Offer Price and range from $1.83 to $4.90, of which 126,508 are vested and 52,623 are unvested.

(9)
In addition, Mr. van Ierland holds 60,000 options where the exercise prices exceed the Offer Price and range from $4.51 to $6.47, of which 21,875 are vested and 38,125 are unvested.

  Director Fees

        The Company's Board of Directors is comprised of seven individuals. Of them, Ofer Gneezy and Gordon J. VanderBrug are executive officers of the Company. Eelco Blok and Joost Farwerck were appointed by Purchaser. W. Frank King, Robert H. Brumley and Charles Corfield are not employees of the Company, not affiliated with KPN and were appointed to the Special Committee. The following table sets forth the schedule of annual retainer and meeting fees currently in effect for each of the Company's independent non-employee directors:

Type of Fee	Dollar Amount
Annual Board Retainer	$25,000
Annual Retainer for Service as the Chair of Audit Committee	$15,000
Annual Retainer for Service as a non-Chair Member of Audit Committee	$10,000
Annual Retainer for Service as the Chair of Compensation Committee	$10,000
Annual Retainer for Service as a non-Chair of Compensation Committee	$5,000

        Neither Mr. Gneezy nor Dr. VanderBrug receive compensation, in addition to their compensation as executive officers, for serving as the Company's directors. Neither Mr. Blok nor Mr. Farwerck receive compensation for serving as the Company's directors. The directors who do not live in the Boston Metropolitan area are reimbursed for travel expenses in connection with their attendance at meetings of the Board of Directors or its committees.

  Base Salaries of Executive Officers

        The current base salaries of our executive officers are: Ofer Gneezy, President & Chief Executive Officer, $490,000; Gordon J. VanderBrug, Executive Vice President, $360,000; Richard G. Tennant, Chief Financial Officer & Senior Vice President, Finance, $313,000; Paul H. Floyd, Senior Vice President of Global Products, Networks and Systems, $275,000; Mark S. Flynn, Chief Legal Officer & Corporate Secretary, $288,000; and Edwin van Ierland, Senior Vice President, Global Sales & Purchase, $263,000.

  Bonus Arrangements with Executive Officers

        On May 26, 2009, the stockholders of the Company ratified the adoption of the iBasis, Inc. Executive Bonus Plan (the "Bonus Plan"). The Bonus Plan covers executive officers, vice-presidents and other key employees ("Plan Participants"). The establishment of the Bonus Plan involved setting the target amounts of such bonuses ("Target Amounts") and the corporate-wide goals upon which the bonuses will be paid. The Target Amounts for 2009 performance for each Plan Participant under the Bonus Plan are set at the lesser of a fixed dollar amount and a specified percentage of the actual base salary paid to each such Plan Participant in the calendar year 2009. The maximum Target Amounts for 2009 for Ofer Gneezy, Gordon J. VanderBrug, Richard G. Tennant, Paul H. Floyd, Mark S. Flynn and Edwin van Ierland are $588,000, $396,000, $242,000, $226,000, $173,000 and $180,000, respectively. The Bonus Plan provides for maximum payouts of up to 200% of the applicable Target Amounts depending on Company performance against the established performance goals.

  Severance Compensation and Change-in-Control Arrangements

        On May 11, 2009, the Company entered into new severance and change-in-control agreements with Ofer Gneezy, Gordon J. VanderBrug, Richard G. Tennant, Mark S. Flynn, Paul H. Floyd and Edwin van Ierland. The terms of the agreements amend and supersede the severance and change in control arrangements that the Company maintained with the executives prior to entering into the new agreements with them. The prior arrangements as set forth in each of the executives' existing employment agreements remain in effect, except to the extent superseded by the new agreements. The consummation of the Offer and the Merger will not constitute a change in control for purposes of the agreements.

        The severance and change-in-control agreements with each of Messrs. Gneezy and VanderBrug provide that, in the event of a termination of employment by the Company without "cause" or by the executive for "good reason," as such terms are defined in the agreement, the executive will be entitled to payment of a pro-rata annual bonus up to the date of termination, the continuation of base salary for a period of 24 months following the termination date, payment of an amount equal to two times the executive's full target annual bonus for the year in which the termination occurs, the right to exercise any stock options granted under the 2007 Plan for the shorter of the period provided under the 2007 Plan or 90 days following the termination date, payment of restricted stock that would have vested within 90 days following termination and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 24 month severance period. In addition, in the event of a termination by the Company without "cause" or by the executive for "good reason" within one year following a change of control, as defined in the agreements (which, as noted above, the consummation of the Offer and the Merger will not constitute), the executive would be entitled to payment of a pro-rata annual bonus up to the date of termination, a lump sum cash payment equal to two times the executive's base salary and two times the executive's full target annual bonus for the year in which the termination occurs, immediate vesting of all outstanding stock options and restricted stock and the right to exercise such stock options during the 24 month severance period, and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 24 month severance period.

        The severance and change-in-control agreements with each of Messrs. Tennant, Flynn, Floyd and van Ierland provide that in the event of a termination of employment by the Company without "cause" or by the executive for "good reason," the executive will be entitled to payment of a pro-rata annual bonus up to the date of termination, continuation of base salary for a period of 12 months following the termination date, payment of an amount equal to the executive's full target annual bonus for the year in which the termination occurs, payment of restricted stock that would have vested within 90 days following termination and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 12 month severance period. In addition, in the event of a termination of employment without "cause" or by the executive for "good reason" within one year following a change of control, as defined in the agreement (which, as noted above, the consummation of the Offer and the Merger will not constitute), the executive would be entitled to payment of a pro-rata annual bonus up to the date of termination, a lump sum cash payment equal to 1.5 times the executive's base salary and 1.5 times the executive's full target annual bonus for the year in which the termination occurs, immediate vesting of all outstanding stock options and restricted stock and the right to exercise such stock options during the 18 month severance period, and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 18 month severance period.

        In exchange for the severance and change in control benefits, the agreements also contain non-competition and non-solicitation provisions by which the executives have agreed to be bound during their employment and their respective severance periods.

        Each of the agreements also contains provisions that subject the payments otherwise due to the provisions of Internal Revenue Code Section 409A, which could operate to limit the amount of any severance paid during the period of six months following termination of employment, and, in certain circumstances, to reduction to mitigate the imposition of excise taxes under Internal Revenue Code Section 4999.

        The following chart presents the Company's estimate of the amount of benefits to which Messrs. Gneezy, VanderBrug, Tennant, Flynn, Floyd and van Ierland would be entitled if each of them were terminated by the Company without "cause" or they terminated their employment for "good reason", as such terms are defined in their respective severance and change-control agreements, occurring on June 30, 2009, based on a per share Offer Price of $1.55.

	Severance Payments(1)	Health Benefits(2)	Bonus(3)	Total
Mr. Gneezy	$2,156,000	$38,230	$588,000	$2,782,230
Dr. VanderBrug	$1,512,000	$38,230	$396,000	$1,946,230
Mr. Tennant	$555,000	$19,115	$242,000	$816,115
Mr. Flynn	$461,000	$19,115	$173,000	$653,115
Mr. Floyd	$501,000	$12,205	$226,000	$739,205
Mr. van Ierland	$443,000	$6,101	$180,000	$629,101

(1)
Severance Payments includes (i) the continuation of base salary for a period of 12 or 24 months, as applicable, following the termination date and (ii) the payment of an amount equal to one or two times, as applicable, the executive's full target annual bonus for the year in which the termination occurs.

(2)
Health Benefits includes the continued payment of the employer-paid premiums for medical, dental and other health benefits of the executive for the 12 or 24 month severance period, as applicable.

(3)
Bonus consists of the payment of the executive's pro-rata annual bonus up to the date of termination, which is the pro-rata portion of the annual bonus that would have been payable if the executive had been employed at year end and achieved the performance goals to the same extent such performance goals were achieved as of June 30, 2009, the assumed termination date.

  Exculpation and Indemnification of Directors

        The Company's First Amended and Restated Certificate of Incorporation limits the liability of its directors to the Company or its stockholders for breaches of their fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). The Company also maintains directors' and officers' liability insurance and under both the Company's First Amended and Restated Certificate of Incorporation and the Company's Second Amended and Restated By-laws, as amended, directors and officers are entitled to mandatory indemnification to the fullest extent permitted by the DGCL.

        (d)    The Company's Relationships with KPN.

Special Committee

        Due to Purchaser's majority interest in the Shares, the Company's Board of Directors recognized the potential for a conflict of interest between the Company and KPN, and, on July 15, 2009, appointed a Special Committee of independent directors who are unaffiliated with KPN, consisting of W. Frank King (Chairman), Robert H. Brumley and Charles N. Corfield, to review, evaluate and make recommendations to the stockholders of the Company (other than KPN and its affiliates) and the Board of Directors of the Company with respect to the Offer. The Board of Directors also authorized the Special Committee to retain, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.

        As compensation for services being rendered in connection with serving on the Special Committee, the Chairman was paid $50,000 and each of the other two members was paid $35,000 and the members will also be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties. In addition, the members of the Special Committee will be entitled to the indemnification provisions of the Company's First Amended and Restated Certificate of Incorporation and the

Company's Second Amended and Restated By-laws, as amended, to the same extent as any member of the Board of Directors of the Company acting as a director. Furthermore, as directors of the Company, the members of the Special Committee currently receive directors' fees and other benefits.

Relationship with KPN

        On October 1, 2007, the Company, KPN and Purchaser, completed transactions (collectively, the "KPN Transaction") pursuant to which the Company issued 40,121,074 Shares to Purchaser and acquired the outstanding shares of two subsidiaries of Purchaser (collectively, "KPN GCS"), which encompassed Purchaser's international wholesale voice business. The Company also received $55 million in cash from Purchaser, subject to post-closing adjustments, based on the working capital and debt of the Company and KPN GCS. Immediately after issuance on October 1, 2007, the Shares issued to Purchaser represented 51% of the issued and outstanding Shares on a fully-diluted basis (which includes all of the issued and outstanding Shares and the Shares underlying outstanding "in-the-money" stock options, as adjusted, and warrants to purchase Shares). On October 8, 2007, the Company paid a dividend in the amount of $113 million at a rate of $3.28 per Share to each of its stockholders on the record date of September 28, 2007, the trading date immediately prior to the closing date of the KPN Transaction. As of June 30, 2009, the 40,121,074 Shares owned by Purchaser represented 56.3% of the outstanding Shares.

        The officers of the Company immediately prior to the closing of the KPN Transaction have continued to serve as the officers of the combined company and one executive of KPN GCS, Mr. Edwin van Ierland, was appointed as the Company's Senior Vice President Worldwide Sales. Upon closing of the KPN Transaction, Messrs. Charles Skibo and David Lee, two independent members of the Company's Board of Directors, resigned as members of the Board of Directors and Messrs. Eelco Blok, an executive of KPN, and Joost Farwerck, an executive of Purchaser, were appointed by the Board of Directors as directors to fill the vacancies created by the resignations of Messrs. Skibo and Lee.

        Although the Company acquired all of the outstanding capital stock of KPN GCS, after the closing of the KPN Transaction, Purchaser holds a majority of the outstanding common stock of the Company and Purchaser's designees are expected to represent, at a future date, a majority of the Company's Board of Directors. In connection with the closing of the KPN Transaction, the Company adopted its Second Amended and Restated By-laws as of October 1, 2007 that give Purchaser board representation rights and, absent exceptional circumstances, veto rights on certain matters. See "Second Amended and Restated By-laws—Purchaser Board Representation and Veto Rights," below, for a description of such representation and veto rights.

        Prior to the KPN Transaction, KPN GCS benefited from certain related party revenue and purchase agreements with Purchaser that included sales prices per minute and costs per minute. KPN GCS also relied on Purchaser for a substantial part of its operational and administrative support, for which it was allocated costs primarily consisting of selling, general and administrative expenses, such as costs for centralized research, legal, human resources, payroll, accounting, employee benefits, real estate, insurance, information technology, telecommunications, treasury and other corporate and infrastructure costs. In anticipation of and as part of the consideration for the closing of the KPN Transaction, KPN GCS, KPN and Purchaser entered into the Framework Services Agreement (described below), which replaced the related party revenue and purchase agreements and operational and administrative support arrangements described above. In connection with the closing of and as part of the consideration for the KPN Transaction, the Company also entered into a series of agreements with Purchaser and its affiliates, each of which is described below. The Company is also party to international wholesale service agreements with KPN and its subsidiaries that are described below.

Purchase and Sale Agreement

        The Purchase and Sale Agreement entered into on June 21, 2006 between the Company and Purchaser to effect the KPN Transaction (the "Purchase and Sale Agreement") sets forth certain ongoing rights and obligations of Purchaser and the Company, including, absent exceptional circumstances, the following, among others:

  •
  At any time that Purchaser holds less than 51% of the outstanding Shares (counting as outstanding for purposes of the Purchase and Sale Agreement all Shares issuable upon exercise of all in-the-money options, warrants and other rights, regardless of whether vested or subject to restrictions on exercise), Purchaser is entitled to purchase from the Company such number of additional Shares, at the then current market price (as specified in the Purchase and Sale Agreement), as may be required so that Purchaser holds 51% of the outstanding Shares.

  •
  In connection with any issuance by the Company of common or preferred stock to any party other than Purchaser (other than pursuant to the exercise of employee stock options and similar rights or pursuant to the exercise of options, warrants and similar rights that were in-the-money on October 1, 2007), Purchaser has the right to purchase (on the same terms as are applicable to the issuance to the third party) up to that number of shares of such class of stock that would represent a percentage of the total number of shares to be issued in such issuance (including to Purchaser) equal to the greater of 51% and the percentage of the outstanding capital stock of the Company owned by Purchaser immediately prior to such issuance.

  •
  In connection with any issuance of common or preferred stock by the Company upon the exercise of options, warrants or other rights issued pursuant to an employee benefits plan or similar arrangement (other than any such rights that were in-the-money on October 1, 2007), the Company is required to repurchase shares of its capital stock (subject to applicable law and reasonable liquidity concerns) in an amount sufficient to maintain Purchaser's percentage ownership of the Company immediately prior to such issuance.

  •
  Purchaser has the foregoing rights only so long as it owns a majority of the outstanding Shares (and during a grace period in the event that Purchaser's percentage ownership of the Company falls below 50%).

  •
  The Company has agreed, for a period of three years following October 1, 2007, not to transfer any shares of KPN GCS without the prior written consent of Purchaser, which consent may be withheld if Purchaser determines in good faith that such transfer would result in taxes in The Netherlands that could otherwise be avoided.

  •
  Purchaser has agreed not to vote to remove a director on the Company board for cause unless such removal is approved by a majority of the Company's directors that were not nominated by Purchaser.

  •
  Indemnification obligations of each of Purchaser and the Company in connection with breaches by such person of certain representations and warranties and covenants in the Purchase and Sale Agreement and with certain other matters remain in effect.

Framework Services Agreement and Termination Services

        In anticipation of and as part of the consideration for the KPN Transaction, Purchaser and KPN entered into a Framework Services Agreement dated June 19, 2006 (the "Original Framework Services Agreement") with one of their affiliates and an entity that the Company acquired in the KPN Transaction ("iBasis Netherlands," formerly KPN Global Carrier Services). Effective as of January 1, 2009, the Original Framework Services Agreement was updated to reflect a number of changes reflecting integration efforts and the Company's reduced level of services and support required for the

Netherlands operations acquired in the KPN Transaction. The updated agreement, together with its updated schedules (some of which were deleted from the Original Framework Services Agreement), is referred to as the "Framework Services Agreement."

        Pursuant to the Framework Services Agreement:

  •
  KPN appointed iBasis Netherlands as a preferred supplier of mobile services for KPN, Purchaser and all their affiliates and subsidiaries (collectively, the "Royal KPN Group"); and

  •
  Purchaser appointed iBasis Netherlands as its exclusive provider for Premium Voice, Certified Voice, ISDN and Inmarsat services for all international telephone and fax traffic originating from or carried over the Royal KPN Group's fixed networks.

        The initial term of the Framework Services Agreement expires on June 19, 2016, and will be automatically extended for subsequent one-year periods unless either party provides at least three months written notice prior to the end of the then current term. However, the Framework Services Agreement may be terminated earlier by a party if: the other party fails to remedy a material breach within 30 days of receiving written notice of the breach; the other party passes a resolution to wind up or dissolve (except for a merger or consolidation); the other party suspends services due under the Framework Services Agreement by an event of force majeure for more than 60 days; or upon the bankruptcy, insolvency or appointment of a receiver of the other party.

        The Framework Services Agreement includes various agreements, referred to as Schedules and described below, relating to the various services provided under the Framework Services Agreement. The parties have agreed that the charges for services will be market-based throughout the term of the Framework Services Agreement and that iBasis Netherlands will have the right at any time, without penalty or liability, to terminate all or any part of the services provided by Purchaser for any reason or no reason.

  •
  Schedule 1—Service Agreement for International Voice Services: iBasis Netherlands provides Premium Voice, and ISDN services for international telephone and fax traffic over the Royal KPN Group's fixed network at a price equal to the expected cost of providing services plus a margin as set forth in the schedule at declining rates through the year 2010. Thereafter, margins shall be negotiated each year. In addition, Schedule 1 sets forth certain agent and interconnection services provided by Royal KPN to facilitate iBasis Netherlands' provision of Premium Voice, Certified Voice, Value Voice and Direct Voice services for Netherlands originating traffic from other Dutch carriers. Royal KPN also provides KPN Terminating and KPN Premium Traffic services to iBasis Netherlands and its affiliates at various rates and prices pursuant to Schedule 1.

  •
  Schedule 3—Service Agreement for International Transmission Path Services: The parties agreed upon certain measurable performance parameters and reporting for specific activities relating to various transmission path services that Purchaser provides to iBasis Netherlands as a preferred vendor. In addition, the parties also agreed to certain specified service deliverables that iBasis Netherlands provides as a system provider and service provider to Purchaser.

  •
  Schedule 4—Service Agreement for IT System Support and Maintenance: The parties agreed upon the financial and billing arrangements for certain hosting platform services provided by Purchaser, including the de-commissioning of legacy systems that have been integrated into iBasis Netherlands' operations.

  •
  Schedule 6—Service Agreement for Support and Maintenance for Technical Infrastructure: The parties agreed upon certain performance, reporting, and financial parameters relating to maintenance and support of the technical infrastructure that Purchaser provides to iBasis

    Netherlands. These maintenance and support activities include: capacity management, innovation, delivery of signaling services, and network maintenance.

  •
  Schedule 7—Service Agreement for Housing: The parties agreed upon the financial and other terms for office space rented to iBasis Netherlands at Royal KPN's corporate headquarters.

  •
  Schedule 8—Service Agreement for KPN Demand Organization: Pursuant to this schedule, the parties agreed that Purchaser shall supply personnel and administrative support services for sales and purchase, product management, legal and contracts administration, human resources, international billing and commercial operations.

Intellectual Property Cross License

        Also as part of the consideration for the KPN Transaction, the Company entered into an Intellectual Property License Agreement with KPN. Pursuant to the agreement, the Company was granted (i) an irrevocable, royalty-free, worldwide, non-transferable and non-exclusive license to use KPN's portfolio of patents related to its international wholesale voice business and (ii) a worldwide, non-transferable and non-exclusive license to use certain other patents of KPN, which shall be irrevocable and royalty-free for so long as KPN owns not less than 51% of each class of the Company's voting stock. In addition, the Company granted KPN a worldwide, non-transferable, and non-exclusive license to use the Company's portfolio of patents, which shall be irrevocable and royalty-free for so long as KPN owns not less than 51% of each class of the Company's voting stock.

KPN Registration Rights Agreement

        The shares the Company issued to Purchaser on October 1, 2007 at the closing of the KPN Transaction (the "Transaction Shares") were not registered with the SEC. However, on October 1, 2007, the Company entered into a Registration Rights Agreement with Purchaser, pursuant to which Purchaser (or a direct or indirect transferee of Purchaser that holds the Transaction Shares) has the right to require the Company to register some or all of the Transaction Shares in the following circumstances:

  •
  At any time, upon written demand by Purchaser, so long as the minimum aggregate price of the Transaction Shares to be registered is equal to or greater than $10,000,000 ("Demand Registration Rights"); provided, however, in the case of a shelf registration, the minimum aggregate price of the Transaction Shares to be registered need only be equal to or greater than $5,000,000; and

  •
  In connection with any registration of Shares that the Company undertakes for sale for its own account (but excluding any registration of Shares in connection with an employee benefit plan, a dividend reinvestment plan, an acquisition by the Company, or an exchange offer), exercise of a Demand Registration Right by one holder of Transaction Shares (for example, by one of Purchaser's affiliates or subsidiaries) can trigger the exercise of this incidental registration right by other holders of Transaction Shares.

        If the Company is required to register some or all of the Transaction Shares as a result of the circumstances described above, the Company will use reasonable best efforts to effect or cause to be effected the registration of the Transaction Shares entitled to be included in such registration in order to permit the sale of such Transaction Shares. The Company will bear all expenses of any such registration, except that Purchaser (or a direct or indirect transferee of Purchaser that holds Transaction Shares) will be liable for all discounts and commissions to underwriters or selling brokers.

        In connection with such registration, upon the advice of an underwriter hired to sell the Transaction Shares (as part of a firm-commitment underwriting), the Company may restrict the total number of Transaction Shares registered in order to effect the sale in a timely manner or achieve the price desired. In addition, an underwriter may request that the Company and all significant stockholders (holders of 5% or more of the outstanding Shares) enter into customary lock-up agreements restricting the transfer or exchange of Shares from 14 days before the underwriter's proposed sale of shares until 90 days after the sale commences. Furthermore, the Company will not be required to register or qualify any Transaction Shares in any jurisdiction if registration or qualification in such jurisdiction would subject the Company to unreasonable burden or expense or would unreasonably delay the commencement of an underwritten sale.

Second Amended and Restated By-laws—Purchaser Board Representation and Veto Rights

        In connection with the closing of the KPN Transaction, the Company adopted its Second Amended and Restated By-laws, as amended, that give Purchaser board representation rights and, absent exceptional circumstances, veto rights on certain matters, which rights are summarized in relevant part below.

        During the Control Period (as defined below), no fewer than two members of the Company's Board of Directors will be nominated by Purchaser without qualification, and, commencing on October 1, 2009, in connection with any annual or special meeting of stockholders at which members of the Board of Directors are to be elected that is held during the Control Period, no fewer than two additional members of the Board of Directors will be nominated by Purchaser, provided, that such two additional directors must meet the independence requirements set forth in Rule 5605 of the NASDAQ Stock Market rules and, provided, further, that if the aggregate number of directors serving on the Board of Directors is increased during the Control Period, the number of KPN Directors will be increased proportionately. Following October 1, 2009, the Company's chief executive officer may be removed and replaced by a unanimous vote of the KPN-nominated directors and any directors meeting the independence requirements stated above (the "Director Group"). If a vote on the removal or appointment of the Company's chief executive officer does not result in a unanimous vote of the Director Group, then a deadlock mechanism is used to resolve the deadlocked matter.

        Further, during the Control Period, a resolution of the Board of Directors with respect to the following matters may not be approved, absent exceptional circumstances, without the approval of a majority of the entire Board of Directors, including the unanimous approval of the KPN-nominated directors:

  •
  the appointment or removal of the Company's chief financial officer;

  •
  the approval of the Company's annual budget or three-year business plan;

  •
  any financings, guarantees, acquisitions, dispositions, incurrences of liens or other encumbrances (or any series of related financings, guarantees, acquisitions, dispositions, incurrences of liens or other encumbrances), that involve, in each case the aggregate payment or receipt by (or incurrence of obligations of or to) the Company or any of the Company's subsidiaries or other affiliates of consideration in excess of $10,000,000;

  •
  any one or series of related mergers, consolidations or other similar transactions that involve the aggregate payment or receipt by (or incurrence of obligations of or to) the Company or any of the Company's subsidiaries or other affiliates of consideration in excess of $10,000,000;

  •
  any investments, reorganizations, joint ventures, partnerships, leases or capital expenditures (or any series of related investments, reorganizations, joint ventures, partnerships, leases or capital expenditures), that involve, in each case, the aggregate payment or receipt by (or incurrence of obligations of or to) the Company or any of the Company's subsidiaries or other affiliates of consideration in excess of $10,000,000 which are not covered in the Company's annual budget;

  •
  any issuance, grant, sale or offer or any repurchase, reduction, redemption, conversion, sub-division, consolidation, cancellation or otherwise by the Company of Shares, other capital stock or any instruments with voting rights or that are convertible into capital stock, including options and warrants, other than upon the exercise of options, warrants or other convertible securities outstanding on October 1, 2007, pursuant to the terms of such options, warrants and other convertible securities;

  •
  any declaration by the Company of dividends or other distributions to stockholders;

  •
  any amendments to the Company's certificate of incorporation or by-laws; and

  •
  any commencement of voluntary bankruptcy proceedings, dissolution or similar proceedings by the Company or any of the Company's subsidiaries or other affiliates.

        For purposes of the foregoing, "Control Period" includes any period of time after October 1, 2007 during which Purchaser holds in excess of 50% of the Company's capital stock entitled to vote generally on the election of directors, provided, that the Control Period shall continue during any Grace Period (as defined below) and provided, further that, the Control Period shall terminate in its entirety from and after such date, if any, which falls at the end of any nine-consecutive-month period after October 1, 2007 during which KPN holds less than 40% of the Company's capital stock entitled to vote on the election of directors generally for the entirety of such nine-month period (regardless of whether or not KPN may at a later time hold in excess of 50% of the Company's capital stock entitled to vote generally on the election of directors), with such period to be extended by the amount of time, if any, during such nine-month period in which Purchaser would have been prohibited from purchasing shares of the Company's capital stock because such purchases could reasonably be expected to result in a violation of applicable laws, as determined by counsel to the Audit Committee, which counsel shall not also serve as counsel to the Company (the "Independent Counsel").

        For purposes of the foregoing, "Grace Period" means any period beginning immediately upon any time that Purchaser ceases to hold in excess of 50%, but continues to hold at least 40%, of the Company's capital stock entitled to vote generally on the election of directors, as a result of the issuance of shares of the Company's capital stock to third parties, provided, that (x) at such time, Purchaser is unable to purchase additional shares of the Company's capital stock because such a purchase at such time could be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, and (y) on or prior to such issuance of the Company's capital stock to third parties, Purchaser irrevocably commits to purchase, subject to customary mutually agreed upon conditions, a number of shares of the Company's capital stock such that, after giving effect to such purchase, Purchaser shall hold in excess of 50% of the Company's capital stock entitled to vote generally on the election of directors, as soon as such purchase could no longer be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, with any such Grace Period terminating on the earlier of (x) ten business days after the date when such purchase could no longer be reasonably expected to result in a violation of applicable laws, as determined by the Independent Counsel, or (y) the earlier of (i) the date of filing of the Company's next periodic report required to be filed under Section 13 of the Exchange Act and (ii) the due date of such filing. "Grace Period" does not include any period during which Purchaser holds less than 40% of the Company's capital stock.

        The foregoing does not purport to be a complete summary of the Company's Second Amended and Restated By-laws, as amended, and is qualified in its entirety by reference to the By-laws, a copy of which is attached as an exhibit to the Form 8-K filed by the Company on October 5, 2007 and is incorporated herein by reference. For a complete understanding of the By-laws, you are encouraged to read the full text of the By-laws.

Item 4.    The Solicitation or Recommendation.

        (a)    Recommendation of the Special Committee

        As described in more detail below, upon careful consideration of the terms and conditions of the Offer and after consultation with the Special Committee's outside legal counsel and financial advisor, the Special Committee unanimously determined at a meeting duly held on July 29, 2009 that the Offer is grossly inadequate and not in the best interests of the Company and its stockholders, other than KPN and its affiliates (the "Public Stockholders").

        ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S PUBLIC STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

        If you have tendered your Shares in the Offer, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Special Committee's information agent, Innisfree M&A Incorporated, at the address, phone number and email address below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
888-750-5834
212-750-5833 (collect, for Banks and Brokers)

        See "Reasons for the Special Committee's Recommendation" below for further detail.

        (b)    Intent to Tender

        In light of (i) Purchaser's cash offer of $1.55 per Share and (ii) the Special Committee's recommendation, to the Company's knowledge after making reasonable inquiry, the directors and executive officers of the Company that currently own Shares do not currently intend to tender or sell Shares held of record or beneficially owned by them to Purchaser in the Offer.

        (c)    Background of the Offer

        On October 1, 2007, the Company and Purchaser completed the KPN Transaction pursuant to which the Company issued 40,121,074 Shares to Purchaser and acquired the outstanding shares of KPN GCS, which encompassed Purchaser's international wholesale voice business. The Company also received $55 million in cash from Purchaser, subject to post-closing adjustments based on the working capital and debt of the Company and KPN GCS. Immediately after issuance on October 1, 2007, the Shares issued to Purchaser represented 51% of the issued and outstanding Shares on a fully-diluted basis (which includes all of the issued and outstanding Shares and Shares underlying outstanding "in-the-money" stock options, as adjusted, and warrants to purchase common stock).

        As of December 31, 2008, the 40,121,074 Shares issued to Purchaser in the KPN Transaction represented approximately 56% of the issued and outstanding Shares of the Company.

        On the morning of Sunday, July 12, 2009, Wilhelmus Theresia Jozef Hageman, KPN's Executive Vice President Finance, called Ofer Gneezy, the Company's President, Chief Executive Officer and Chairman of the Board of Directors, to notify Mr. Gneezy that KPN would issue a press release on July 13, 2009 prior to the opening of the Euronext Amsterdam market announcing KPN's intent to commence, through Purchaser, a tender offer to acquire all of the Shares not owned by Purchaser at a price of $1.55 per share in cash. Shortly thereafter, Mr. Hageman sent Mr. Gneezy a copy of the press release and the following letter addressed to the Board of Directors of the Company:

    12 July 2009

    Board of Directors
    iBasis, Inc.
    20 Second Avenue
    Burlington, MA 01803

    Members of the Board,

    Royal KPN N.V. ("KPN") is pleased to advise you that it intends to commence, through its wholly owned subsidiary KPN B.V., a tender offer for all of the outstanding shares of common stock of iBasis, Inc. ("iBasis") not already owned by KPN or its subsidiaries at an offer price of $1.55 per share in cash.

    This offer price represents a premium of 19.2% over the closing price of the shares on 10 July 2009 (or 27.0% when iBasis's significant net cash balance of approximately $0.37 per share is taken into account) and 33.6% over the average closing price during the past three months. In light of these considerations, we believe the price we intend to offer is fair to the shareholders of iBasis (other than KPN and its affiliates). Furthermore, our proposal represents a unique opportunity for the public shareholders of iBasis to obtain liquidity in the near term.

    We believe the proposed transaction would enable KPN and iBasis to optimize our partnership in the current challenging economic and competitive environment. The transaction will provide iBasis with increased access to the resources of KPN, which we anticipate will place iBasis in a better position to confront its competitive challenges and improve its operational and strategic potential.

    The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of iBasis not owned by KPN and its affiliates or the directors and officers of iBasis, as well as the tender of a sufficient number of shares to bring KPN's ownership interest to at least 90% of the outstanding shares of iBasis. If we own at least 90% of the outstanding shares of iBasis following consummation of the tender offer, we intend to consummate a subsequent "short-form" merger transaction in which shares that are not tendered in the tender offer would be converted into the right to receive cash at the same price offered in the tender offer. There will be no financing condition associated with the tender offer. KPN expects to finance the tender offer from existing financing sources.

    In considering our proposal, you should be aware that we are interested only in acquiring the iBasis shares not already owned by us and that we will not sell our stake in iBasis or consider any strategic transaction involving iBasis other than the proposal outlined here.

    We intend to commence our tender offer by the end of July. We expect that the Board of Directors of iBasis will form a Special Committee of independent directors that will make a recommendation with respect to our offer. We will encourage the Special Committee to retain its own legal and financial advisors to assist in its function.

    We are hopeful that by proceeding with a tender offer we will be able to complete the acquisition of the public iBasis shares quickly and thereby enable the shareholders of iBasis to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

    In the morning of 13 July 2009, we will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to issue this press release prior to the opening of the Euronext Amsterdam market on 13 July 2009.

    Daniël Braat will be overseeing this proposed transaction from KPN. If you have any questions concerning our proposal, please feel free to contact him.

    Kind regards,

    W.T.J. Hageman
    Executive Vice President Finance

        On July 15, 2009, the Board of Directors of the Company unanimously approved the creation of the Special Committee, composed of W. Frank King (Chairman), Charles N. Corfield and Robert H. Brumley, to evaluate the Offer and make a recommendation to the Public Stockholders of the Company. Following the meeting of the Board of Directors, the Special Committee met with representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Company counsel, and Richards, Layton & Finger, P.A., Delaware counsel to the Company, to discuss the responsibilities and tasks of the Special Committee, including the retention of independent financial and legal advisors.

        On July 16, 2009 the Special Committee retained Gibson, Dunn & Crutcher LLP ("Gibson Dunn") as its independent legal counsel.

        Between July 17, 2009 and July 19, 2009, members of the Special Committee interviewed a number of investment banks, including Jefferies & Company, Inc. ("Jefferies"), to act as independent financial advisor to the Special Committee. On July 19, 2009, the Special Committee met with representatives of Gibson Dunn to discuss the merits of the financial advisors it had previously interviewed. Following this discussion, the Special Committee unanimously agreed to proceed with the engagement of Jefferies as independent financial advisor to the Special Committee.

        During the week of July 20, 2009, representatives of Jefferies met and held several conference calls with members of senior management of the Company to diligence the financial condition, results of operations and prospects of the Company.

        On July 24, 2009, the Special Committee met with representatives of Gibson Dunn to discuss the Offer. During such meeting, representatives of Gibson Dunn updated the Special Committee on the meetings that had occurred between Jefferies and senior management of the Company. The Special Committee and representatives of Gibson Dunn also discussed the process to be undertaken in connection with the review of the Offer and the potential timing of making a recommendation to the Company's Public Stockholders regarding the same.

        On July 27, 2009, the Special Committee met with representatives of Jefferies, Gibson Dunn and members of the Company's senior management team. Among other things, the Company's management reviewed with the Special Committee their current views regarding the Company's business, financial condition and prospects, and representatives of Jefferies reviewed the financial terms of the Offer. After extensive discussions the Special Committee requested that its advisors continue their review of the Offer in order to allow the Special Committee to make a prompt recommendation to the Company's Public Stockholders.

        On July 28, 2009, the Purchaser commenced the Offer and filed the Schedule TO.

        On the afternoon of July 29, 2009, the Special Committee met to discuss the Offer. Members of the Company's senior management, Gibson Dunn and Jefferies were also present at the meeting. The members of the Special Committee discussed in detail with their advisors and Company management the terms of the Offer and the Purchaser's Schedule TO. Jefferies presented its financial analyses of the Offer and delivered its written opinion, dated July 29, 2009, to the Special Committee, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Shares (other than KPN and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated July 29, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex A. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Offer. The Special Committee also discussed with Gibson Dunn the current state of the Company's anti-takeover defenses and additional measures available to the Company in order to preserve for the Public Stockholders the long term value of their investment in the Company. Among other things, the Special Committee discussed with Gibson Dunn the possibility of implementing a shareholders rights plan.

        The Special Committee then moved to an executive session attended only by the members of the Special Committee and Gibson Dunn. After a lengthy discussion and careful consideration, including taking into account the factors set forth below under "Reasons for the Special Committee's Recommendation," the Special Committee unanimously determined that the Offer was grossly inadequate, opportunistic and not in the best interests of the Company and its Public Stockholders. Accordingly, the Special Committee unanimously determined to recommend that the Company's Public Stockholders reject the Offer and not tender their Shares in the Offer, and approved the filing of this Statement. The Special Committee also unanimously determined to recommend that the Board of Directors adopt a shareholders rights plan on substantially the terms discussed at the meeting.

        On July 30, 2009, a regularly scheduled meeting of the Board of Directors was held. At the beginning of the meeting, the one KPN-nominated director present at the meeting recused himself from participating in this portion of the meeting and left the room. The Special Committee updated the Board on the recent events that had occurred relating to the Offer and informed the Board of Directors of the meetings and discussions that had been held by the Special Committee and its advisors over the past two weeks. The Special Committee informed the Board of Directors that it had unanimously determined that the Offer was grossly inadequate, opportunistic and not in the best interests of the Company and its Public Stockholders and that the Special Committee had decided to recommend that the Public Stockholders reject the Offer. The Special Committee also presented the proposed rights plan to the Board of Directors and recommended its adoption by the Board. Following a discussion about the proposed shareholders rights plan, the Board of Directors approved the Rights Agreement and the dividend of the Rights. The Board of Directors also resolved that the Special Committee be delegated full authority to administer the Rights Agreement. See "Additional Information—Rights Agreement" below for a description of the Rights and Rights Agreement.

        Prior to the opening of the market on July 30, 2009, the Company filed this Statement and issued a press release with the Special Committee's recommendation.

        (d)    Reasons for the Special Committee's Recommendation

        The Special Committee has conducted a thorough review and consideration of the Offer, and, after consultation with members of senior management and the Special Committee's independent legal and financial advisors, has unanimously determined that the Offer is grossly inadequate, opportunistic and not in the best interests of the Company and its Public Stockholders.

        Accordingly, and for the reasons described in more detail below, the Special Committee unanimously recommends that the Public Stockholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer.

        The Special Committee considered each of the following factors in support of its recommendation that the Company's Public Stockholders reject the Offer and not tender their Shares to Purchaser in the Offer:

Purchaser's $1.55 per Share Offer significantly undervalues the Company's current results and long-term prospects and does not adequately compensate the Public Stockholders for their Shares.

  •
  Industry Leader.  The Company is a leading wholesale carrier of international long distance telephone calls.

    •
    The Company transported 23.5 billion minutes of traffic over the iBasis Network in 2008, a volume of traffic that positions it among the largest carriers of international traffic in the world, based on global traffic statistics contained in the industry analyst publication TeleGeography 2009.

    •
    The Company's network infrastructure includes one of the world's largest international VoIP networks and has over 1,000 points of presence in more than 100 countries to facilitate the termination of voice traffic for approximately 800 carrier customers worldwide.

    •
    The Company's VoIP network is based on technologically-advanced switchless architecture, leveraging hardware, as well as patented and patent-pending technology for quality management and advanced routing, which results in higher voice quality, call completion and call duration for the Company's customers.

  •
  Substantial Growth Opportunities.  We believe the Company has substantial growth opportunities from organic growth of its traditional business, from outsourcing and via acquisitions.

  •
  Organic Growth of Traditional Wholesale Business.    We believe the overall growth of the international voice market, particularly the wholesale and VoIP segments, present attractive opportunities. According to TeleGeography, total international voice traffic grew at a compounded annual growth rate of 14.0% from 2002 to 2008. International VoIP traffic, as a subset of total traffic, grew faster at a compounded annual growth rate of 32.8% and grew from 10.5% to 22.6% of total traffic volume over the same time period. Similar to VoIP traffic growth, wholesale traffic has grown at a compounded annual growth rate of 18.3% from 2005 to 2008, achieving 56.4% of the total traffic volume from 51.3% over the same period. We believe the Company's position as a leading wholesale carrier, and its strength in VoIP, position it to benefit from the growth in the overall international voice market, and particularly in the faster growth VoIP and wholesale segments.

  •
  Outsourcing.    We believe that the outsourcing of international voice traffic by carriers will accelerate in the coming years, as the international voice business becomes increasingly commoditized and carriers continue to realize that they do not have the scale and efficiencies of international wholesale providers. In our view, this trend is evidenced by the increasing number of such arrangements entered into over the last 18 months. Carriers such as TDC A/S, British Telecom and MTN have outsourced their international voice business to international wholesale providers to realize operational and capital cost savings. We strongly believe that our experience and expertise in outsourcing, as demonstrated by our integration of KPN and TDC's international voice business, combined with our scale and technologically advanced network architecture, including our patented and patent-pending technology for quality management and advanced routing, and our new integrated billing and ERP Systems, position the Company to capture a leading share of the emerging outsourcing market. We also note that the emerging outsourcing model generally involves a more stable flow of traffic, which we believe will provide stable profitability for this business segment.

  •
  Acquisition.    Due to the highly fragmented nature of the international voice market, we believe that there will be a number of opportunities to acquire the wholesale operations of retailers and carriers, which would permit the Company to solidify and expand its network footprint, increase its scale and geographic reach and create revenue and cost synergies. The Company's 2008 transaction with TDC A/S is an example of the acquisition of an incumbent carrier's international wholesale business in combination with the outsourcing of the carrier's own international traffic.

The Offer is grossly inadequate from a financial point of view to the Company's Public Stockholders.

  •
  The Special Committee considered the financial analyses of Jefferies presented to the Special Committee at its meeting on July 29, 2009 and Jefferies' written opinion, dated July 29, 2009, to the Special Committee, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Shares (other than KPN and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated July 29, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex A. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Offer. After considering the factors set forth herein, including the opinion of Jefferies, the Special Committee has unanimously concluded that the Offer is grossly inadequate from a financial point of view to the Company's Public Stockholders.

The Offer is opportunistic, given that the Company has just completed the integration of the KPN Transaction.

  •
  The integration of the KPN Transaction was completed in Q1 2009. After investing approximately $11.8 million in integration costs, the Company has only now begun to fully realize the expected synergies from the KPN Transaction, as is reflected in its Q2 2009 financial results. We note that KPN announced its intent to commence the Offer less than two weeks prior to our announcement of our Q2 2009 results. At that time KPN was privy to the Company's expected results for that quarter, as a result of accelerated reporting to KPN due to its majority ownership stake and its consolidation of the Company's results in its financial reporting, as well as insight into achievements in new business development and progress on the Company's growth initiatives described below.

The Offer does not compensate the Company's Public Stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond.

  •
  Strategic Pricing Initiative.  At the outset of this year the Company launched a strategic pricing initiative that in our view has been instrumental in shedding low-margin traffic and expanding its gross margins. We believe this initiative will allow the Company to maintain its average margin per minute, despite anticipated reductions in average revenue per minute, while also freeing network resources to pursue higher-margin growth. Although this initiative, as expected, has resulted in a drop in traffic and revenue in the short term, as the process stabilizes in the near future we believe the Company has strengthened its internal systems, policies and practices to resume profitable revenue growth. During the second half of fiscal 2009, the emphasis of the Company's strategic pricing initiative is on significantly automating and optimizing pricing which allows the Company's sales force to more efficiently sell a broader set of routes, resulting in additional opportunities to capture revenue.

  •
  Increased Focus on Reducing Operating Expenses.  The Company is currently focused on reducing operating expenses through a number of initiatives. Those initiatives include reducing network transmission costs, reduction of service level agreements with KPN, further headcount reductions and a reduction in other general expenses. In addition, the Company implemented a salary freeze at the beginning of this year.

  •
  New Billing and ERP Systems.  The Company has recently completed its implementation of a new integrated billing system and a new ERP system which substantially expands the scale of the minutes, transactions and customers that the business can effectively manage. These are crucial steps necessary for the anticipated expansion of the business from outsourcing and acquisitions.

  •
  Expansion of Higher Margin Mobile Services Revenue.  The Company is placing significant efforts behind fully productizing and operationalizing its portfolio of international messaging, signaling, and roaming services. Specific services include GRX, IPX, SMS, MMS, GMS, Sigtran and RIS. We expect this effort to significantly expand our mobile services opportunities in a high-margin, fast growing market segment.

  •
  New Sales Opportunities.  The Company is pursuing a multitude of sales opportunities to initiate business with new customers and expand business with existing customers. The Company is beginning to benefit from the intensified focus on international traffic in the prepaid and unlimited mobile market in the U.S. as evidenced by its selection as international voice provider for a leading and growing U.S. prepaid wireless operator. In the voice over broadband space, which has been a Company strength for some time, the Company recently added major new customers, including a leading national player in Europe and a global Internet brand, which provides the Company with significant growth potential. The Company is in the process of strengthening its competitive position by leveraging and consolidating bilateral agreements to increase the number of countries in which it now has advantageous termination capabilities.

  •
  Expanding Termination Footprint.  The Company is expanding its termination footprint and geographic reach through the addition of new network points of presence throughout the world. A major emphasis is being placed in Latin America to expand the iBasis network presence.

  •
  Meaningful Near- and Mid-Term Financial Impact.  The Company anticipates that these initiatives will meaningfully and positively impact its future earnings and have the potential to generate significant value for its stockholders. KPN's Offer fails to adequately compensate the Company's Public Stockholders for this incremental value potential.

The Offer is clearly timed to take advantage of the Company's depressed stock price.

  •
  Significant Discount to 52-Week High.  KPN's unsolicited proposal was launched at a time when the Company's stock had traded down approximately 69.9% from its 52-week high of $4.32 per Share. The Offer represented a discount of 64.1% to the Company's 52-week high.

  •
  KPN's Stated Premium is Based on a Stock Price that was Near 5-Year Lows.  KPN has opportunistically timed its approach to take advantage of the fact that the Company's stock was trading near a 5-year low and, as indicated above, without having realized the full value of the Company's cost-saving initiatives, its position in the emerging outsourcing market or the synergies from the KPN Transaction. Therefore we believe the "premium" cited by KPN is based on a stock price that is not representative of the value of the Company and is not nearly sufficient to compensate the Company's Public Stockholders for the intrinsic value of their Shares.

The Offer is at a significant discount to the Company's 2008 Share buyback program.

  •
  Between May 1, 2008 and August 31, 2008, the Board of Directors (supported by KPN's designees) approved a $15,000,000 Share buyback program as a result of the view that the Company's Shares were trading at a substantial discount to their intrinsic value. Through this program the Company bought back 3,906,940 Shares at an average price of $3.84 per Share, including 2,153,140 Shares at an average price of $4.14 per Share in August 2008.

The Offer is highly conditional, creating substantial uncertainty as to whether KPN would be required to consummate the Offer.

        The Special Committee considered the fact that there are numerous, significant conditions to the Offer. The conditions are broadly drafted and allow KPN to make subjective determinations which would enable KPN not to consummate the Offer. Thus, the conditions create substantial uncertainty as to whether KPN would be required to consummate the Offer.

  •
  90% Condition.  The Offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by KPN, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer.

  •
  Market Changes.  The Offer is also conditioned on the absence of certain adverse changes in market and other conditions, including a condition that there has not occurred any decline in the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies or the NASDAQ—100 Index by an amount in excess of 15%, measured from the open of business on July 13, 2009. To the extent that any of these indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer, KPN is not required to complete the Offer.

  •
  Material Adverse Change.  KPN may also terminate the Offer if any change shall occur or be threatened or disclosed in, among other things, the business, assets, condition (financial or otherwise), results of operations or prospects of the Company which, in the reasonable judgment of KPN, is or may be materially adverse to the value of the Company or any of its subsidiaries or the value of the Shares to KPN or any of its affiliates.

  •
  Regulatory Conditions.  The Offer is also conditioned on there not being any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated or deemed applicable to KPN, Purchaser or any affiliate of KPN or to the Offer or a second-step merger or other business combination by KPN or any affiliate of KPN with the Company which, in the reasonable judgment of KPN, may seek or result in, among other things, (i) a challenge to or delay of the Offer, (ii) limitations on the ability of KPN or its affiliates to exercise full rights of ownership of the Shares or (iii) any material diminution in the benefits expected to be derived by KPN or its affiliates.

The Offer is funded in significant part by the Company's own cash resulting in Offering only $1.03 per Share for the operations of the Company.

  •
  As of June 30, 2009, the Company had cash and investments of approximately $57.3 million and $19.9 million in outstanding indebtedness, or $0.52 in cash per Share. As a result, net of cash, KPN is effectively offering to pay only $1.03 per Share for the remaining Shares of the Company in the Offer.

        The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive, but includes the material information and factors considered by the Special Committee in reaching its conclusions and recommendations. The members of the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Special Committee considered, the members of the Special Committee did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Special Committee may have given different weight to different factors.

        Accordingly, the Special Committee unanimously recommends that the Company's Public Stockholders reject the Offer and not tender their Shares in the Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Special Committee has retained Jefferies to serve as the financial advisor to the Special Committee in connection with, among other things, the Special Committee's analysis and consideration of the Offer and other potential strategic transactions. Pursuant to this engagement, the Company has agreed to pay Jefferies customary advisory fees that will be payable whether or not the Offer is consummated. The Company has also agreed to reimburse Jefferies' expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Jefferies and related persons against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company or KPN and/or their respective affiliates for their own account and for the accounts of their customers and accordingly, may at any time hold long or short positions in those securities.

        The Special Committee has retained Gibson Dunn to serve as the independent legal counsel to the Special Committee, in connection with, among other things, the Special Committee's legal analysis and public responses to the Offer. Pursuant to this engagement, the Company has agreed to pay Gibson Dunn legal fees that will be payable whether or not the Offer is consummated. The Company has also agreed to reimburse Gibson Dunn's reasonable expenses.

        The Special Committee also has retained Innisfree M&A Incorporated ("Innisfree") to assist it in connection with communications with its stockholders with respect to the Offer, to monitor trading activity in the Shares, and to identify investors holding large positions of Shares in street name. The Company has agreed to pay Innisfree customary compensation for their services and reimbursement of certain expenses in connection with their engagement. The Company also has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with their engagement.

        The Special Committee has retained Joele Frank, Wilkinson Brimmer Katcher as its communications advisor in connection with the Offer. The Company has agreed to pay customary compensation for these services. In addition, the Company has agreed to reimburse Joele Frank, Wilkinson Brimmer Katcher for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Except for scheduled vesting of outstanding option awards, during the past 60 days, no transactions with respect to the Shares have been effected by the Company, or to the Company's best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company's policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

        The Company is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.    Additional Information.

        The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

        (a)    Rights Agreement.

        The Company declared a dividend of preferred stock purchase rights (the "Rights") on July 30, 2009, payable on August 10, 2009 to holders of record as of the close of business on August 10, 2009. The Rights are governed by the terms and conditions set forth in a Rights Agreement, dated July 30, 2009 (the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as rights agent. Although a provision in the Company's Second Amended and Restated By-laws would ordinarily preclude the Board of Directors of the Company from adopting a shareholder rights plan without the vote of KPN's two representatives, we believe the Board of Directors in its exercise of its fiduciary duties can take this action to protect the interest of the Public Stockholders.

        The Board of Directors of the Company has delegated to the Special Committee the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company, or as may be necessary or advisable in the administration of the Rights Agreement, including, without limitation, the right and power to (i) interpret the provisions of the Rights Agreement and (ii) make all determinations deemed necessary or advisable for the administration of the Rights Agreement (including a determination to redeem or not redeem the Rights or to amend the Rights Agreement). All such actions, calculations, interpretations, and determinations that are done or made by the Special Committee in good faith are final, conclusive, and binding on the Company, the Rights Agent, the registered holders of the Rights, and all other parties.

        Under the Rights Agreement, until a "Distribution Date" (defined below) occurs, the Rights trade with the Shares and are not exercisable. Once a Distribution Date occurs, the Rights detach from the Shares and each Right becomes exercisable to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001, of the Company (the "Preferred Stock") at a purchase price of $10.00 (the "Purchase Price"). The "Distribution Date" under the Rights Agreement is the earliest of:

  •
  10 days following a public announcement that a person has become an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Shares then outstanding (or, in the case of a person that had beneficial ownership of 15% or more of the outstanding Shares on the date the Rights Agreement was executed, by obtaining beneficial ownership of any additional Shares) other than as a result of repurchases of Shares by the Company;

  •
  10 business days (or such later date as the Board of Directors of the Company shall determine prior to the time a person becomes an Acquiring Person) after the commencement by or on behalf of any person (other than the Company or certain related entities) of a tender or exchange offer, if (i) such tender offer or exchange offer has not commenced as of the date of the Rights Agreement, and (ii) upon consummation thereof, such person would become an Acquiring Person; and

  •
  immediately prior to the acceptance for payment of the Shares tendered pursuant to any tender offer or exchange offer commenced by or on behalf of any person (other than the Company or certain related entities) prior to, and pending as of, the date of the Rights Agreement, if upon consummation thereof such person would become an Acquiring Person.

        In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Shares (or, in certain circumstances, other securities, cash, or other assets of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.

        In the event that, at any time after a person has become an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the continuing or surviving corporation or other entity, (ii) the Company engages in a merger or other business combination transaction in which the Company is the continuing or surviving corporation and the Shares of the Company are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price.

        The Rights will expire on July 30, 2010 (the "Expiration Date") unless the date is amended or unless the Rights are earlier redeemed or exchanged by the Company. If either KPN or Purchaser becomes an Acquiring Person and the Rights detach and become exercisable, such exercise would result in dilution to KPN or Purchaser, as applicable.

        The foregoing description of the Rights Agreement is qualified in its entirety by reference to the terms and conditions of the Rights Agreement.

        (b)    Delaware Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to DGCL Section 203. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a Delaware corporation's outstanding voting stock.

        On June 20, 2006, the Company's Board of Directors approved the Transactions by which KPN became an interested stockholder and, as a result, KPN and its affiliates are not subject to the restrictions under DGCL Section 203.

        (c)    State Anti-Takeover Laws—Other.

        A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found to be applicable to the Offer, Purchaser might be unable to accept for payment or purchase the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase or pay for any Shares tendered.

        (d)    Appraisal Rights.

        No appraisal rights will be available in connection with the Offer. However, if Purchaser successfully completes the Offer and the Merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to receive appraisal rights for the fair value of their Shares. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to Section 262 of the DGCL.

        (e)    Merger.

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, KPN will be able to effect the Merger after completion of the Offer, without prior notice to, or any action by, the Board of Directors or stockholders of the Company.

        Under Section 251 of the DGCL, if following the purchase of the Shares pursuant to the Offer, Purchaser does not own at least 90% of the Shares, pursuant to the Offer or otherwise, approval of the Board of Directors of the Company and a majority of the stockholders of the Company entitled to vote thereon would be required to approve a merger of the Company with Purchaser or a subsidiary thereof. Purchaser presently has a sufficient number of votes to effect the stockholder approval of such a merger pursuant to Section 251 of the DGCL. However, in that event, Purchaser would have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Purchaser would be required to prepare and deliver a proxy statement or information statement to the stockholders of the Company and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

        (f)    Forward-Looking Statements.

        This Statement contains "forward-looking statements". These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as "believe", "anticipate", "expect", "estimate", "project", "intend", "will be", "will continue", "will likely result", or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, the factors discussed in the sections entitled "Risk Factors" and "Critical Accounting Policies and Estimates" within "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC (collectively, the "Periodic Reports"). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.

Item 9.    Exhibits.

Exhibit No.	Document
(a)(1)	Letter to Stockholders dated July 30, 2009 (filed herewith).*
(a)(2)	Press Release issued by the Company on July 30, 2009 (filed herewith).*
(a)(3)	Opinion of Jefferies & Company, Inc., dated as of July 29, 2009 (attached as Annex A) (filed herewith).*
(a)(4)	Press Release issued by the Company on July 13, 2009 (incorporated by reference to the Company's preliminary communications filed under cover of Schedule 14D-9 on July 14, 2009).
(a)(5)	Frequently asked questions for iBasis, Inc.'s employees (incorporated by reference to the Company's preliminary communications filed under cover of Schedule 14D-9 on July 16, 2009).
(a)(6)	Press release issued by the Company on July 21, 2009 (incorporated by reference to Company's preliminary communications filed under cover of Schedule 14D-9 on July 21, 2009).
(e)(1)
First Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 21, 2007 (file no. 333-148307)).
(e)(2)	Second Amended and Restated By-Laws of the Company (incorporated by reference from Exhibit 3.01 to the Company's Current Report on Form 8-K filed on October 5, 2007 (file no. 000-27127)).
(e)(3)
Amendment No. 1 to the Second Amended and Restated By-Laws of the Company (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 14, 2007 (file no. 000-27127)).
(e)(4)	iBasis, Inc. 2007 Stock Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 3, 2007 (file no. 000-27127)).
(e)(5)
Form of Stock Option Agreement under the iBasis, Inc. 2007 Stock Plan (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 3, 2007 (file no. 000-27127)).
(e)(6)	1997 Stock Incentive Plan of the Company (incorporated by reference from Exhibit 10.8 to the Company's Registration Statement on Form S-1 (file no. 333-85545).
(e)(7)	Amended and Restated 1997 Stock Incentive Plan, amended March 2005 (incorporated by reference from Appendix A to the Company's Proxy Statement dated April 13, 2005 (file no. 000-27127)).

Exhibit No.	Document
(e)(8)	2009 Executive Officer Bonus Plan (incorporated by reference from Exhibit 10.7 to the Company's Annual Report on Form 10-K filed on March 13, 2009 (file no. 000-27127)).
(e)(9)
Share Purchase and Sale Agreement between the Company and KPN B.V. (formerly KPN Telecom B.V.), dated as of June 21, 2006 (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 9, 2006 (file no. 000-27127)).
(e)(10)
Amendment No. 1 to Share Purchase and Sale Agreement between the Company and KPN B.V. dated as of December 18, 2006 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 18, 2006 (file no. 000-27127)).
(e)(11)
Amendment No. 2 to Share Purchase and Sale Agreement between the Company and KPN B.V. dated as of April 27, 2007 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 27, 2007 (file no. 000-27127)).
(e)(12)
Amendment No. 3 to Share Purchase and Sale Agreement between the Company and KPN B.V. dated as of August 1, 2007 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 7, 2007 (file no. 000-27127)).
(e)(13)
Registration Rights Agreement dated as of October 1, 2007, between iBasis, Inc. and KPN B.V. (incorporated by reference from Exhibit 4.01 to the Company's Current Report on Form 8-K, filed October 5, 2007 (file no. 333-27127)).
(e)(14)
Rights Agreement dated as of July 30, 2009 between the Company and Computershare Trust Company, N.A., as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K filed July 30, 2009).
(e)(15)
Employment Agreement between the Registrant and Ofer Gneezy, dated as of August 11, 1997 (incorporated by reference from Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
(e)(16)
Employment Agreement between the Registrant and Gordon J. VanderBrug, dated as of August 11, 1997 (incorporated by reference from Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (file no. 333-85545)).
(e)(17)
Offer Letter and Employment Agreement, between the Registrant and Mark S. Flynn, dated January 30, 2007 (incorporated by reference from Exhibit 10.77 to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2007 (file no. 000-27127)).
(e)(18)
Offer Letter between the Registrant and Edwin van Ierland, dated September 11, 2007 (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 2007 (file no. 000-27127)).
(e)(19)
Offer Letter between the Registrant and Richard Tennant, dated as of September 17, 2001 and Employment Agreement, dated as of September 20, 2001 (incorporated by reference from Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (file no. 000-27127)).
(e)(20)
Offer Letter between the Registrant and Paul Floyd, dated as of April 2, 2001 and Proprietary Information and Inventions Agreement dated April 12, 2001 (incorporated by reference from Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (file no. 000-27127)).

Exhibit No.	Document
(e)(21)	Form of Severance and Change-in-Control Agreement dated as of May 11, 2009, between iBasis, Inc. and each of the Chief Executive Officer and Executive Vice President (separate agreements entered into by each of Ofer Gneezy and Gordon J. VanderBrug) (filed herewith).*
(e)(22)
Form of Severance and Change-in-Control Agreement dated as of May 11, 2009, between iBasis, Inc. and each Senior Vice President (separate agreements entered into by each of Richard G. Tennant, Mark S. Flynn, Paul H. Floyd and Edwin van Ierland) (filed herewith).*

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.
	By:	/s/ Ofer Gneezy Name: Ofer Gneezy Title: President & Chief Executive Officer
Dated: July 30, 2009

 Annex A

Jefferies & Company, Inc. 520 Madison Avenue, 10th Floor New York, NY 10022 tel 212-284-2300 fax 212-284-2111 www.jefferies.com

July 29, 2009

Special Committee of the Board of Directors
iBasis, Inc.
20 Second Avenue
Burlington, Massachusetts 01803

Members of the Special Committee:

        We understand that KPN B.V. (the "Offeror"), a wholly-owned subsidiary of Koninklijke KPN N.V. (the "Parent"), has commenced a tender offer (the "Tender Offer") for all of the outstanding shares of the common stock, par value $0.001 per share (the "Common Stock"), of iBasis, Inc. (the "Company") that are not already owned by the Offeror at a price of $1.55 per share in cash (the "Consideration"). The terms and conditions of the Tender Offer are more fully set in the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Parent and the Offeror with the Securities and Exchange Commission on July 28, 2009 under cover of Schedule TO (the "Schedule TO"). The Schedule TO provides that if, following consummation of the Tender Offer, the Offeror owns at least 90% of the outstanding shares of Common Stock, the Offeror intends to cause the Company to enter into a merger in which all remaining outstanding shares of Common Stock not owned by the Offeror would be converted into the right to receive the Consideration. You have informed us that the Parent and its subsidiaries currently own approximately 56.3% of the outstanding shares of Common Stock.

        You have asked for our opinion as to whether the Consideration proposed to be paid by the Offeror to the holders of shares of Common Stock pursuant to the Tender Offer is adequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed the Schedule TO;

  (ii)
  reviewed certain publicly available financial and other information about the Company;

  (iii)
  reviewed certain information furnished to us by the Company's management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

  (iv)
  held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Tender Offer with the financial terms of certain other transactions that we deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company's financial forecasts or the assumptions on which they are made.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Special Committee of the Company's Board of Directors (the "Special Committee"), including, without limitation, advice as to the legal, accounting and tax consequences of the terms of the Tender Offer to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Tender Offer to any holder of Common Stock.

        It is understood that our opinion is for the use and benefit of the Special Committee in its consideration of the Tender Offer, and our opinion does not address the relative merits of the Tender Offer as compared to any alternative transaction or opportunity that might be available to the Company. Our opinion does not constitute a recommendation to the holders of any shares of Common Stock as to whether or not such holders should tender their shares pursuant to the Tender Offer or as to any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock (other than the Parent and its affiliates). We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Tender Offer relative to the Consideration proposed to be paid to the holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

        We have been engaged by the Special Committee to act as financial advisor to the Special Committee in connection with the Tender Offer. We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including a fee that is payable

2

upon delivery of this opinion, fees that will be payable whether or not the Tender Offer is completed, and a fee that would be payable upon the consummation of the Tender Offer. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company and the Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or the Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, the Parent, the Offeror or entities that are affiliated with the Company, the Parent or the Offeror, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Special Committee, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of shares of Common Stock pursuant to the Tender Offer is inadequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

Very truly yours,

JEFFERIES & COMPANY, INC.

3

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex A